

Mail Stop 4561

August 4, 2016

Li Wu
Chief Financial Officer
Kingtone Wirelessinfo Solution Holding Ltd
3rd Floor, Borough A, Block A. No 181, South Taibei Road
XI'an Shanxi Province
People's Republic of China 710065

> **Re: Kingtone Wirelessinfo Solution Holding Ltd**
> **Form 20-F**
> **Filed January 20, 2016**
> **File No. 001-34738**

Dear Ms. Wu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2015

ITEM 3A. Selected Financial Data, page 9

1.   Please revise your filing by removing the labeling of "Audited" for the selected financial data. The information is not accompanied by an audit report.

ITEM 7B. Related Party Transactions, page 69

2.   We note on page F-27 that you also have extended a loan of $2.7 million to Xinrong. Please revise your filing by including all loans extended to your related parties.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds, page 87

3.   We note your cash balance at the end of each fiscal year following the initial public offering of your ADSs continued to decrease and you have not generated positive operating cash flows during the past three fiscal years. We also note on page F-27 that you have extended loans to companies controlled by Mr. Tao Li. Tell us your consideration of reporting the use of proceeds from your initial public offering in accordance with Item 4(e) of Form 20-F and Item 701 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities, page F-24

4.   We note that your net assets in the VIE was over 90% of the consolidated balance as of September 30, 2015. Tell us what consideration you gave to including Schedule I (Condensed Financial Information of Registrant) and how you determined that no such schedule was required. In this regard, Rule 5-04 of Regulation S-X requires the condensed financial statements of the registrant to be filed as an audited schedule to the consolidated financial statements when the restricted net assets of the registrant's subsidiaries and equity method investees exceed 25% of the registrant's consolidated net assets as defined in Rule 4-08(e)(3) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Li Wu
Kingtone Wirelessinfo Solution Holding Ltd
August 4, 2016
Page 3

    You may contact Mengyao Lu at (202) 551-7271 or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant
                                        Office of Information Technologies
                                        and Services